

Mail Stop 7010

November 21, 2006

Mr. Stephen M. Merrick
Executive Vice-President and Chief Financial Officer
CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010

        RE: **Form 10-K for the Fiscal Year ended December 31, 2005**
               Forms 10-Q for the Fiscal Quarters ended March 31, 2006, June 30,
               2006 and September 30, 2006
               File No. 0-23115

Dear Mr. Merrick:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3689.

                                Sincerely,

                                Rufus Decker
                                Branch Chief